EXHIBIT 4.22

LIST OF SUBSIDIAIRIES OF
CROSSHAIR EXPLORATION & MINING CORP.
as at April 30, 2009

Name of Subsidiary	Jurisdiction of Incorporation	Business Name(s)
Target Exploration and Mining Corp.	British Columbia	Target Exploration and Mining Corp.
448018 Exploration, Inc.*	Nevada	448018 Exploration, Inc.
Gemini Metals Corp.	British Columbia	Gemini Metals Corp.

*a wholly-owned subsidiary of Target Exploration and Mining Corp.